SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2001.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                           SEC File Number: 333-49619


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]    Form 40-F [ ]



        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the
                      period covered by the annual report.

                                 Not applicable

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes [ ]    No [X]

                            TEXON INTERNATIONAL plc

                      Nine Months Ended September 30, 2001

                  INDEX                                                          PAGE NO.

PART I            FINANCIAL INFORMATION

Item 1            Financial Statements

                  Condensed Consolidated Profit and Loss Accounts
                  Nine months ended September 30, 2001 and 2000                      3

                  Condensed Consolidated Balance Sheets
                  September 30, 2001 and December 31, 2000                           4

                  Condensed Consolidated Cash Flow Statement
                  Nine months ended September 30, 2001 and 2000                      5

                  Reconciliation of Net Cash Flow to Movement in Debt
                  Nine months ended September 30, 2001 and 2000                      6

                  Reconciliation of Movements in Shareholders' Funds
                  Nine months ended September 30, 2001 and 2000                      7

                  Notes to Condensed Consolidated Financial Statements             8-9

Item 2            Management's Discussion and Analysis of Financial Condition
                  and Results of Operations                                      10-14


PART II           OTHER INFORMATION

Item 1            Legal Proceedings                                                 17

Item 2            Changes in Securities and Use of Proceeds                         17

Item 3            Defaults Upon Senior Securities                                   17

Item 4            Submission of Matters to a Vote of Security Holders               17

Item 5            Other Information                                                 17

Item 6            Exhibits - Reports on Form 8-K                                 17-18


                             TEXON INTERNATIONAL plc
                             -----------------------

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                 -----------------------------------------------
                         (Pounds Sterling, In Thousands)

                                                                           Unaudited
                                                          Nine Months ended          Three Months ended
                                                         ----------------------     ----------------------
                                                         September    September     September    September
                                                          30, 2001     30, 2000      30, 2001     30, 2000

Sales Turnover                                            107,572      112,032        30,655        35,454

Cost of Sales                                             (73,398)     (77,968)      (20,439)      (24,880)
                                                          --------     --------      --------      --------

Gross Profit                                               34,174       34,064        10,216        10,574

Selling, general and administrative expenses              (23,113)     (24,178)       (7,237)       (8,059)

Goodwill Amortisation                                        (910)        (603)         (300)         (253)

Reorganisation Costs                                       (1,072)        (616)         (339)         (271)
                                                          --------     --------      --------      --------

Operating Profit                                            9,079        8,667         2,340         1,991

Profit on disposal of property                               --          1,000          --             500
                                                          --------     --------      --------      --------

Profit on ordinary activities before interest               9,079        9,667         2,340         2,491

Net Interest Payable                                       (9,252)      (9,033)       (3,136)       (3,045)
                                                          --------     --------      --------      --------

(Loss)/Profit on ordinary activities before taxation         (173)         634          (796)         (554)

Taxation on (loss)/profit on ordinary activities           (1,365)        (507)         (647)          325
                                                          --------     --------      --------      --------

(Loss)/profit on ordinary activities after taxation        (1,538)         127        (1,443)         (229)

Minority equity interests                                    (229)        (146)          (19)         (101)
                                                          --------     --------      --------      --------

Net (loss) for the financial period                        (1,767)         (19)       (1,462)         (330)

Finance charges in respect of non equity shares            (3,342)      (3,000)       (1,114)       (1,000)
                                                          --------     --------      --------      --------

Retained (loss) for the financial period for equity
shareholders                                               (5,109)      (3,019)       (2,576)       (1,330)
                                                          ========     ========      ========      ========

                             TEXON INTERNATIONAL plc


                      CONDENSED CONSOLIDATED BALANCE SHEET
                      ------------------------------------
                         (Pounds Sterling, In Thousands)

                                                         Unaudited      Audited
                                                   as at September  December 31,
                                           Notes         30,  2001          2000
                                           -----   ---------------  ------------
FIXED ASSETS
Intangible assets
     Intellectual Property                                    331         492
     Goodwill                                              20,770      21,542
Tangible assets                                            19,576      22,071
Investment                                                      1           1
                                                         ---------   ---------

                                                           40,678      44,106
CURRENT ASSETS
Stocks                                        2            22,129      22,292
Debtors due within one year                                26,635      33,167
Debtors due after one year                                  2,190       1,606
Cash at bank and in hand                                    1,054         837
                                                         ---------   ---------
                                                           52,008      57,902

CREDITORS
Amounts falling due within one year                       (44,348)    (48,815)
                                                         ---------   ---------

NET CURRENT ASSETS                                          7,660       9,087
                                                         ---------   ---------

TOTAL ASSETS LESS CURRENT LIABILITIES                      48,338      53,193

CREDITORS
Amounts falling due after more than one year             (100,459)   (104,504)
Provisions for liabilities and charges                     (7,362)     (6,778)
                                                         ---------   ---------
                                                          (59,483)    (58,089)
                                                         =========   ==========

CAPITAL AND RESERVES
Called up share capital                                    10,773       9,973
Share premium                                              49,276      49,276
Profit and loss account                                  (135,381)   (129,746)
Premium redemption reserve                                 14,615      11,273
                                                         ---------   ---------

Shareholders' deficit
     Equity interests                                    (130,883)   (125,248)
     Non-Equity interests                                  70,166      66,024
                                                         ---------   ---------
                                                          (60,717)    (59,224)

Minority equity interests                                   1,234       1,135
                                                         ---------   ---------
                                                          (59,483)    (58,089)
                                                         =========   =========

                             TEXON INTERNATIONAL plc


                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                   ------------------------------------------
                         (Pounds Sterling, In Thousands)

                                                                Unaudited
                                                            Nine Months ended
                                                           ---------------------
                                                           September   September
                                                            30, 2001    30, 2000
                                                           ---------   ---------

Cash inflow from operating activities                        14,349     11,030

Returns on investments and servicing of finance             (10,424)   (11,321)

Taxation                                                        175     (2,126)

Net capital expenditure and financial investment               (158)       102

Acquisitions and disposals                                     (865)    (9,177)
                                                           ---------   ---------

Cash inflow/(outflow) before financing                        3,077    (11,492)

Financing                                                    (2,542)     8,666
                                                           ---------   ---------

Increase/(decrease) in cash and overdrafts in the period        535     (2,826)
                                                           =========   ========

                             TEXON INTERNATIONAL plc


             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
             -------------------------------------------------------
                         (Pounds Sterling, In Thousands)


                                                                  Unaudited
                                                              Nine Months ended
                                                            ----------------------
                                                            September    September
                                                             30, 2001     30, 2000
                                                            ---------    ---------
Increase/(decrease) in cash and overdrafts in the period        535        (2,826)

Cash inflow/(outflow) from debt and lease financing           2,542        (8,666)
                                                           ---------     ---------

Change in net debt resulting from cash flows                  3,077       (11,492)

Loans and finance leases acquired with subsidiary              --            (462)

Issue of shares                                                 800         3,338

Non cash movements in debt                                     (557)         (625)

Translation difference                                          151         2,853
                                                           ---------     ---------

Movement in net debt in the period                            3,471        (6,388)

Net debt at the opening date                               (117,648)     (108,002)
                                                           ---------     ---------

Net debt at the closing date                               (114,177)     (114,390)
                                                           =========     =========

                             TEXON INTERNATIONAL plc


            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
             -------------------------------------------------------
                         (Pounds Sterling, In Thousands)

                                                                    Unaudited
                                                    Nine Months ended      Three Months ended
                                                  -------------------     --------------------
                                                  September  September    September  September
                                                   30, 2001   30, 2000     30, 2001   30, 2000
                                                  ---------  ---------    ---------  ---------

Retained (loss) for  the  period  for  equity
shareholders of the Company                         (1,767)       (19)      (1,462)      (330)

Finance charges in respect of non equity shares     (3,342)    (3,000)      (1,114)    (1,000)
                                                  ---------  ---------    ---------  ---------

                                                    (5,109)    (3,019)      (2,576)    (1,330)

Issue of shares                                        800      3,338          800      2,632

Premium on redemption reserve                        3,342      3,000        1,114      1,000

Foreign Exchange adjustments                          (526)     2,974       (3,266)     3,301
                                                  ---------  ---------    ---------  ---------


Net decrease/(increase) to shareholders' deficit    (1,493)     6,293       (3,928)     5,603

Opening shareholders' deficit                      (59,224)   (59,882)     (56,789)   (59,192)
                                                  ---------  ---------    ---------  ---------

Closing shareholders' deficit                      (60,717)   (53,589)     (60,717)   (53,589)
                                                   ========   ========    =========  =========


                             TEXON INTERNATIONAL plc

         NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1    BASIS OF PREPARATION

     The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three month periods are not necessarily indicative of the results, which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

     Where necessary comparatives are adjusted to ensure consistency with current periods.

2    STOCKS

     Stock is stated at the lower of cost, including factory overheads where applicable, and net realizable value on a first in first out basis. Provision is made for slow-moving and obsolete items. Inventories are summarised as follows:


                                              September 30,       December 31,
                                                  2001               2000
                                              -------------       -----------

     Raw materials                                 4,228             4,687
     Work in progress                              1,885             1,550
     Finished goods and goods for resale          16,016            16,055
                                                  ------            ------
                                                  22,129            22,292
                                                  ======            ======

3    CHANGES IN UK ACCOUNTING STANDARDS

     The Accounting Standards Board (ASB) has issued FRS 17 Retirement Benefits, which is mandatory for all accounting periods ending on or after 22 September 2003. FRS 17 replaces SSAP 24 and UITF 6 relating to accounting for pension costs and other post-retirement benefits. The FRS makes radical changes in respect of accounting for defined benefit schemes, leading to increased volatility in the balance sheet as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. While companies with defined benefit schemes will be able to continue applying SSAP 24 for periods ending before September 22, 2003, they will need to make additional disclosure in accordance with FRS17 for periods ending on or after September 22, 2001. The Group will apply the additional disclosure of FRS 17 prospectively in 2001.

                             TEXON INTERNATIONAL plc

         NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


3    CHANGES IN UK ACCOUNTING STANDARDS (continued)

     The Accounting Standards Board (ASB) has issued FRS 18 Accounting Policies, which is effective for all accounting periods ending on or after September 22, 2001. FRS 18 replaces SSAP 2. This replacement of SSAP 2 brings the assumptions and the criteria on which entities select accounting policies, into line with the ASB's statement of principles. FRS 18 re-iterates the going concern and accruals bases, however the previous concepts of prudence and consistency have been downplayed. In determining the most appropriate accounting policy the emphasis is now on the four objectives of relevance, reliability, comparability and understandability. The Group will apply the provisions of FRS 18 prospectively in 2001.

     The Accounting Standards Board (ASB) has issued FRS 19 Deferred Tax, which is effective for all accounting periods ending on or after January 23, 2002. Its main objectives for the treatment of deferred tax to come more in line with international practice. Although FRS 19 introduces a form of "full provision" it has not harmonized with IAS 12. The general principle of FRS 19 is that deferred tax should be recognized in full in respect of transactions or events that have taken place by the balance sheet date and which give the entity an obligation to pay more or less tax in the future.

                             TEXON INTERNATIONAL plc


ITEM 2 MANAGEMENT'S DISCUSSION ANDANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission (the "Commission") on May 2, 2001 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The cautionary statements appearing in the Company's annual report, a copy of which is available on request, qualify the forward-looking statements contained herein.

RECENT DEVELOPMENTS
-------------------

On November 15, 2001 Texon International plc refinanced its senior credit facilities with Barclays Bank Plc. The new facilities include a (Euro) 37.2 million term loan and a (Euro) 10.2 million revolving facility.

GENERAL
-------

The Company believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Company operates a global business, which generates sales that are widely diversified by geographic region and product line. The Company's primary products include materials for insoles, which form the structural foundation of shoes; stiffeners, which support and shape the toe and heel of shoes; other component products used in the manufacture of footwear, such as linings, lasts, tacks, nails, steel shanks, steel toe caps, midsoles and adhesives; and a CAD business, Crispin Dynamics a leading supplier of CAD solutions to the footwear industry. The world's largest manufacturer of insole materials, the Company also commands leading positions in the markets for its other footwear products. While the products sold by the Company represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. By leveraging its expertise in the manufacture of these structural materials, the Company has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Company supplies most of the major footwear manufacturers in the world and believes that its global presence gives it a unique competitive advantage to exploit industry trends favoring suppliers who provide footwear companies with a "global partner". The Company supplies over 7,500 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Company has eighteen manufacturing sites strategically located in Europe, the United States, Brazil, China and Australia and sells its products in more than 90 countries through an extensive marketing and distribution network. During the first nine months of 2001, sales of insoles, stiffeners, other footwear materials, industrial products and component products accounted for 34%, 25%, 10%, 10%, and 21% of total sales, respectively. In this period, 47% of the Company's sales were made to Europe, 29% to Asia and the Pacific, 16% to the Americas and 8% to the rest of the world.

                             TEXON INTERNATIONAL plc


COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 2001 TO THE THREE MONTHS ENDED SEPTEMBER 30, 2000

Sales Turnover. Sales for the three months ended September 30, 2001 were (pound)
30.7 million, a decrease of (pound) 4.8 million from (pound) 35.5 million in the comparable period of 2000. There are two principal reasons for this decrease. First, Texon has seen a slowdown in orders, as manufacturers cut production in response to the anticipated consumer downturn, particularly in North Americas. Second, Texon has continued its strategy to focus on higher margin businesses that have delivered improvements in profits and cashflow.

Insole sales for three months ended September 30, 2001 decreased to (pound) 10.5 million from (pound) 11.8 million for the comparable period in 2000, reflecting the difficult market conditions in North America and in Asia where a major customer has switched to a lower priced alternative supplier.

Stiffener sales for the three months ended September 30, 2001 decreased to (pound) 7.9 million from (pound) 8.5 million for the comparable period in 2000. The principal reason for this decrease is a reduction of Toe-Puff sales to a major customer in Asia.

Sales of other footwear product sales decreased to (pound) 3.6 million from (pound) 3.9 million for the three months ended September 30, 2001 and 2000, respectively.

Sales of metal products decreased to (pound) 3.6 million from (pound) 3.9 million for the three months ended September 30, 2001 and 2000, respectively.

Sales of industrial products for three months ended September 30, 2001 decreased to (pound) 2.9 million from (pound) 3.2 million for the comparable period in 2000.

The reduction in other footwear, metal products and industrial products reflects the slowdown in general market conditions, particularly in North America but also in Europe.

During the three months ended September 30, 2001, sales of plastic products were (pound) 1.7 million, compared to (pound) 3.4 million for the three months ended September 30, 2000, primarily due to the disposal of the Cornwell Industrial Business in January 2001.

During the three months ended September 30, 2001, sales of Crispin products were (pound) 0.5 million, compared to (pound) 0.8 million for the three months ended September 30, 2000.

On a geographical basis, sales for the three months ended September 30, 2001, were as follows; Europe 44%, Asia 31%, Americas 16%, and the rest of the world 9%. For the comparable period in 2000, the percentages were 46%, 28%, 17%, and 9%, respectively.

Gross Profit. Gross profit for the three months ended September 30, 2001 decreased by (pound) 0.4 million to (pound) 10.2 million compared to (pound)
10.6 million in the comparable period in 2000. When expressed as a percentage of sales, gross profit was 33.3% for the three months ended September 30, 2001, an increase of 3.5% from the comparable period in 2000. This improvement is the result of a more favorable sales mix towards higher margin businesses and favorable raw material prices.

                             TEXON INTERNATIONAL plc


Selling, General and Administrative Costs. Selling, general and administrative costs for the three months ended September 30, 2001 were (pound) 7.2 million compared with (pound) 8.1 million in the comparable period in 2000. Overheads have decreased as a result of a continuing cost reduction program being implemented throughout the group.

Operating Profit. Operating profit for the three months ended September 30, 2001 was (pound) 2.3 million, (pound) 0.3 million above the comparable period in 2000 due to the improvement in Gross profit and a reduction in selling, general and administrative costs.

Earnings before Interest Depreciation and Amortisation ("EBITDA"). EBITDA for the three months ended September 30, 2001 was (pound) 3.9 million the same as for the comparable period in 2000. However, 2000 results included property profits of (pound) 0.5 million, hence on a comparable basis EBITDA increased by (pound) 0.5 million or 15%, compared with the three months ended September 30, 2000.

Interest Expense.   Net  interest  expense was (pound) 3.1 million for the three months ended September 30, 2001 compared to (pound) 3.0 million for the three month ended September 30, 2000. Included in the interest charge is the amortization of debt insurance costs of (pound) 0.2 million for both of the three months ended September 31, 2001 and 2000.

Taxation. The tax charge for the three months ended September 30, 2001 is based on the estimated percentage tax rate the Company will incur for the full year.


COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2001 TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000

Sales Turnover.  Sales for the nine months ended September 30, 2001 were (pound)
107.6 million, a decrease of (pound) 4.4 million from (pound) 112.0 million in the comparable period of 2000. The more significant reasons for this reduction are explained below.

Insole sales for nine months ended September 30, 2001 decreased to (pound) 36.8 million from (pound) 40.6 million for the comparable period in 2000, reflecting the difficult market conditions in North America and in Asia where a major customer has switched to a lower priced alternative supplier.

Stiffener sales for the nine months ended September 30, 2001 increased to (pound) 26.9 million from (pound) 23.5 million for the comparable period in 2000. The increase in stiffener sales is mainly due to the inclusion of sales of Foss products following its acquisition in July 2000. However, excluding Foss products stiffener sales were (pound) 2.7 million lower than the comparable period in 2000 reflecting the soft market conditions

Sales of other footwear product sales, decreased to (pound) 11.1 million from (pound) 11.6 million for the nine months ended September 30, 2001 and 2000, respectively.

Sales of metal products increased to (pound) 13.8 million from (pound) 13.2 million for the comparable nine months ended September 30, 2001 and 2000, respectively. This increase is a result of the continued good performance of the Esjot businesses acquired in July 1999.

Sales of industrial products for nine months ended September 30, 2001 increased to (pound) 10.6 million from (pound) 10.1 million for the comparable period in 2000.

                             TEXON INTERNATIONAL plc
                             -----------------------

During the nine months ended September 30, 2001, sales of plastic products were (pound) 6.3 million, compared to (pound) 11.3 million for the nine months ended September 30, 2000, primarily due to the disposal of the Cornwell Industrial Business in January 2001 and the restructuring of the Claravon business in Australia.

During the nine months ended September 30, 2001, sales of Crispin products were (pound) 2.1 million, compared to (pound) 1.7 million for nine months ended September 30, 2000. This increase is a result of the reflection of a full nine months of sales in 2001, compared to six months in 2000, following its acquisition in March 2000.

On a geographical basis, sales for the nine months ended September 30, 2001 were as follows; Europe 47%, Asia 29%, Americas 16%, and the rest of the world 8%. For the comparable period in 2000, the percentages were 48%, 26%, 16%, and 10%, respectively.

Gross Profit. Gross profit for the nine months ended September 30, 2001, increased by (pound) 0.1 million to (pound) 34.2 million compared to (pound)
34.1 million in the comparable period in 2000. When expressed as a percentage of sales, gross profit was 31.8% for the nine months ended September 30, 2001, an increase of 1.4% from the comparable period in 2000. This improvement is the result of favorable raw material prices and a more favorable sales mix towards higher margin businesses.

Selling, General and Administrative Costs. Selling, general and administrative costs for the nine months ended September 30, 2001 were (pound) 23.1 million compared with (pound) 24.2 million in the comparable period in 2000. Overheads have fallen despite the inclusion of overheads associated with the 2000 acquisitions as a result of a continuing cost reduction program being implemented throughout the group.

Operating Profit. Operating profit for the nine months ended September 30, 2001 was (pound) 9.1 million, (pound) 0.4 million above the comparable period in 2000. Excluding one-time reorganization expenses, operating profit for the nine months ended September 30, 2001 was (pound) 10.2 million, (pound) 0.9 million higher than in the comparable period in 2000. This increase is due to higher gross profit margins, and lower selling, general and administrative costs.

Earnings before Interest Depreciation and Amortisation ("EBITDA"). EBITDA for the nine months ended September 30, 2001 was (pound) 13.8 million compared to (pound) 13.6 million for the same period in 2000. However, 2000 results included property profits of (pound) 1.0 million, hence on a comparable basis EBITDA increased by (pound) 1.2 million compared to the nine months ended September 30, 2000. For 2001, EBITDA has increased by 5% for the quarter ended March 31, 2001, 12% for the quarter ended June 30, 2001, and 15% for the quarter ended September 30, 2001.

Interest Expense. Net interest expense increased by (pound) 0.2 million to (pound) 9.2 million for the nine months ended September 30, 2001 from (pound)
9.0 million from the comparable period in 2000. Included in the interest charge is the amortization of debt insurance costs of (pound) 0.6 million for both of the nine months ended September 30, 2001 and 2000.

Taxation. The tax charge for the nine months ended September 30, 2001 is based on the estimated percentage tax rate the Company will incur for the full year.

                             TEXON INTERNATIONAL plc
                             -----------------------


LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the Notes and the Revolving Credit Facility, working capital needs and the funding of capital expenditures. Total liabilities at September 30, 2001 were (pound) 152.2 million, including consolidated indebtedness of (pound) 114.2 million as compared to total assets of (pound) 92.7 million. The excess of liabilities over assets of (pound) 59.5 million at September 30, 2001 is due to the writing off of goodwill in earlier periods.

The shareholders' deficit as at September 30, 2001 (pound) was 60.7 million compared to (pound) 59.2 million as at December 31, 2000.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's senior debt and local financing agreements. As discussed above, the senior debt was refinanced on November 15, 2001. These provide the Company with a (euro) 37.2 million 6 year Term Loan and a (euro)
10.2 million Revolving Credit Facility. In addition to the Senior Debt facilities, there are several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand, Brazil and the UK.

The net cash inflow from operating activities for the nine months ended September 30, 2001 was (pound) 14.3 million compared to (pound) 11.0 million for the comparable period in 2000. This increase of (pound) 3.3 million is primarily attributable to improvements in the management of working capital during the period.

For the nine months ended September 30, 2001 the Company had a cash inflow of (pound) 0.5 million, compared to an outflow of (pound) 0.2 million in the comparable period in 2000.

Returns on investments and servicing of finance for the nine months ended September 30, 2001 were (pound) 10.4 million compared to (pound) 11.3 million for the nine months ended September 30, 2000.

There was a taxation refund of (pound) 0.2 million for the nine months ended September 30, 2001, compared to taxation payable of (pound) 2.2 million for the comparable period in 2000.

Net capital expenditures, for the nine months ended September 30, 2001 were (pound) 0.2 million, as compared to an inflow of (pound) 0.1 million for the comparable period in 2000.

Acquisitions and disposals cash outflow for the nine months ended September 30, 2001 was (pound) 0.9 million, compared with an outflow of (pound) 8.7 million in the comparable period of 2000.

                             TEXON INTERNATIONAL plc


FINANCIAL INSTRUMENTS AND MARKET RISKS

The Company's operations are conducted by entities in many countries and the primary market risk exposures of the Company are interest rate risk and foreign currency exchange risk. The exposure to market risk for changes in interest rates relates to its debt obligations, upon which interest is paid at both short-term fixed and variable rates, and local bank borrowings, upon which interest is paid at variable rates. The Company does not use any instruments by which to hedge against fluctuations in interest rates, as it is believed that interest rates are low in the currencies in which debt is denominated and that the risk of major fluctuations in such interest rates is low.

The results of the Company's operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of each entity is reported in the relevant local currency and then translated into Sterling at the applicable exchange rate for inclusion in the financial statements of the Company. The fluctuation of Sterling against foreign currencies will therefore have an impact upon the reported profitability of the Company and may also affect the value of the Company's assets and the amount of the Company's shareholders equity.

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Company because many of each entities costs are incurred in currencies different from the revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Company engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Company is exposed and in which forward contracts may be undertaken. This includes the Euro and the U.S., Hong Kong, Australian and New Zealand Dollar. In addition the Company hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the Senior Notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above.


INTERNATIONAL OPERATIONS

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, France, Germany, Italy, Australia, Brazil and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

The Company's financial performance in future periods may be impacted as a result of changes in the above factors which are largely beyond the control of the Company.

                             TEXON INTERNATIONAL plc


EXCHANGE RATE INFORMATION

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                          2001 Average Rate          Period End Rate
                          -----------------          ---------------

US Dollar                       1.44                       1.48

Euro                            1.61                       1.60

                             TEXON INTERNATIONAL plc


PART II OTHER INFORMATION

Item 1        Legal Proceedings

              From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings, which the Company believes would have a material adverse effect on the Company's results or operations or financial condition.

Item 2        Changes in Securities and Use of Proceeds

              None.

Item 3        Defaults Upon Senior Securities

              None.

Item 4        Submission of Matters to a Vote of Security Holders

              None.

Item 5        Other Information

              None.

Item 6        Exhibits and Report on Form 8-K

10.85 Facilities Agreement between Texon International plc, United Texon Limited, the companies listed in Part 1 of Schedule 1 as original borrowers, the companies listed in Part 2 of Schedule 1 as original guarantors, Barclays Bank plc ("Barclays") as Arranger, Agent, Issuing Lender and as Security Agent and the financial institutions listed in Part 3 of Schedule 1 as original lenders in relation to a Euro 37,190,000 term facility and a Euro 10,165,000 revolving facility dated November 15, 2001.

10.86         Debenture   between  United  Texon  Limited  and  certain  of  its
              subsidiaries (as Charging Companies) and Barclays (as Security Agent) dated November 15, 2001.

10.87 Pledge Agreement granted by Texon Overseas in favour of Barclays (as Agent) over the shares, which Texon Overseas holds in Texon USA, Inc, dated November 15, 2001.

10.88 Pledge Agreement granted by Texon Overseas in favour of Barclays (as Security Agent) over the shares, which Texon Overseas holds in UT France SAS, dated November 15, 2001.

10.89 Share Pledge Agreement granted by Texon Overseas in favour of Barclays over the shares, which Texon Overseas holds in Texon Verwaltungs GmbH, dated November 15, 2001.

10.90 Pledge of Shares granted by Texon Overseas in favour of Barclays over the shares which Texon Overseas holds in Texon Italia SpA, dated November 15, 2001.

10.91 Security Agreement between Texon USA, Inc. and Barclays (as Security Agent) dated November 15, 2001. Chase Manhattan International Limited released the following documents on November 15, 2001.

                             TEXON INTERNATIONAL plc



10.92 Composite Deed of Release granted by Chase Manhattan International Limited (as Security Agent) in favour of the Companies as Chargors in relation to the Senior Facilities Agreement dated 22nd July 1999.

10.93 Release of Pledge executed for and on behalf of Chase Manhattan International Limited.

10.94 Release of Security Interest executed for and on behalf of Chase Manhattan International Limited.

10.95 Release of Intellectual Property Security Interest executed for and on behalf of Chase Manhattan International Limited.

10.96 Discharge of Mortgage relating to property in Hampshire County, USA and given by Chase Manhattan International Limited.

10.97 Discharge of Mortgage relating to property in Hampden County, USA and given by Chase Manhattan International Limited.

10.98         Italian Declaration of Receipt from Chase Manhattan  International
              Limited.

                             TEXON INTERNATIONAL plc



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Texon International plc
                                          -----------------------
                                          (Registrant)



Date November 30, 2001                    By:  /s/ J. Neil Fleming
                                              -----------------------------
                                              J. Neil Fleming
                                              Finance Director and
                                              Chief Accounting Officer